Exhibit 5.1

[Letterhead of Sullivan & Cromwell LLP]

April 28, 2022

Baxter International Inc.,

One Baxter Parkway,

Deerfield, Illinois 60015.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of (i) $800,000,000 principal amount of 0.868% Senior Notes due 2023 (the “2023 Notes”), (ii) $1,400,000,000 principal amount of 1.322% Senior Notes due 2024 (the “2024 Notes”), (ii) $1,450,000,000 principal amount of 1.915% Senior Notes due 2027 (the “2027 Notes”), (iv) $1,250,000,000 principal amount of 2.272% Senior Notes due 2028 (the “2028 Notes”), (v) $1,550,000,000 principal amount of 2.539% Senior Notes due 2032 (the “2032 Notes”), (vi) $750,000,000 principal amount of 3.132% Senior Notes due 2051 (the “2051 Notes”), (vii) $300,000,000 principal amount of Floating Rate Senior Notes due 2023 (the “2023 Floating Rate Notes”) and (viii) $300,000,000 principal amount of Floating Rate Senior Notes due 2024 (the “2024 Floating Rate Notes”, and, together with the 2023 Notes, 2024 Notes, 2027 Notes, 2028 Notes, 2032 Notes, 2051 Notes and 2023 Floating Rate Notes, the “Notes”) of Baxter International Inc., a Delaware corporation (the “Company”), to be issued in exchange for the Company’s outstanding 0.868% Senior Notes due 2023, 1.322% Senior Notes due 2024, 1.915% Senior Notes due 2027, 2.272% Senior Notes due 2028, 2.539% Senior Notes due 2032, 3.132% Senior Notes due 2051, Floating Rate Senior Notes due 2023 and Floating Rate Senior Notes due 2024, respectively, issued pursuant to the Indenture, dated as of December 1, 2021, as amended and supplemented by the first supplemental indenture, dated December 1, 2021 (collectively, the “Indenture”), among the Company and U.S. Bank, National Association, as trustee, (the “Trustee”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, it is our opinion that, when the Registration Statement has become effective under the Act and the Notes have been duly executed and authenticated in accordance with the Indenture and issued and exchanged as contemplated in the Registration Statement, the Notes will constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Baxter International Inc.	-2-

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Notes.

The foregoing opinion is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee thereunder, an assumption which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Validity of Notes” in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP